Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Travelers Companies Inc (TRV)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Travelers Companies Inc (TRV)
Vote Yes: Item #5 – Shareholder Proposal on Paris Aligned Goals

Annual Meeting: May 25, 2022

CONTACT: Danielle Fugere | dfugere@asyousow.org

THE RESOLUTION

BE IT RESOLVED: Shareholders request that Travelers issue a report, at reasonable cost and omitting proprietary information, addressing if and how it intends to measure, disclose, and reduce the GHG emissions associated with its underwriting, insuring, and investment activities, in alignment with the Paris Agreement’s 1.5°C goal, requiring net zero emissions.

SUPPORTING STATEMENT: Shareholders recommend the report disclose at board discretion:

•	Whether Travelers will begin measuring and disclosing the emissions associated with the full range of its underwriting, insuring, and investment activities and by when, and

•	Whether Travelers will set a Paris aligned, net zero target, for its full range of emissions and on what timeline.

SUMMARY

The most recent IPCC report underscores that climate emissions and climate related risk continue to grow.1 A warming climate poses a major risk to the stability of the U.S. financial system.2 2021 was the second-most costly year on record for the world’s insurers according to Munich Re, with insured losses totaling approximately $120 billion from natural catastrophe. The U.S., ravaged by tornadoes, Hurricane Ida, and freezes in Texas, accounted for an unusually large portion of those losses.3

_____________________________

1 https://www.iea.org/news/global-co2-emissions-rebounded-to-their-highest-level-in-history-in-2021

2 https://www.cftc.gov/sites/default/files/2020-09/9-9-20%20Report%20of%20the%20Subcommittee%20on%20Climate-Related%20Market%20Risk%20-%20Managing%20Climate%20Risk%20in%20the%20U.S.%20Financial%20System%20for%20posting.pdf p.1

3 https://money.usnews.com/investing/news/articles/2022-01-10/natural-disasters-cost-insurers-120-billion-in-2021-munich-re-says

2022 Proxy Memo The Travelers Companies | Shareholder Proposal on Paris Aligned Goals

The insurance industry faces climate-related liabilities on two fronts: investment risk on the asset side of the balance sheet and underwriting risk, particularly in the property and casualty line, on the liability side.4 Yet, U.S. insurers, including The Travelers Companies (“Travelers”), remain highly exposed to carbon emissions-intensive industries like oil, gas, coal, and utilities. In 2019, the U.S. insurance industry invested $582 billion in fossil fuel related activities, an increase from $519 billion in 2018.5 Emissions facilitated by underwriting and investing in high carbon activities and companies adds to the global inventory of emissions.

Travelers is a leading insurer and investor in fossil fuels, and thus has responsibility for a significant amount of Scope 3 financed and insured emissions that it has not disclosed, nor set targets to reduce.

Investors seek further transparency from Travelers on its climate strategy related to its underwriting and investment activities. Without measuring and disclosing its financed emissions, investors cannot fully understand the climate exposure their company faces, especially in relation to other companies. Additionally, the lack of plan from Travelers on reducing such emissions indicates to investors that Travelers may not be fully acknowledging the risks associated with climate change and its contribution to that risk.

Travelers currently lacks targets and a clear plan to reduce the GHG emissions associated with its underwriting and investment activities, and to align the full scope of its business activities with the Paris Agreement’s 1.5 degree Celsius goal. We urge a “Yes” vote on this proposal.

RATIONALE FOR A YES VOTE

1.	Travelers’ underwriting and investment in carbon-intensive activities increases risk to Travelers, the global climate, and investor portfolios.

2.	Travelers does not provide shareholders with sufficient analysis and disclosure of whether and how it will measure, disclose, and reduce the significant GHG emissions associated with its underwriting and investment activities in alignment with the Paris Agreement’s 1.5 degree Celsius goal.

3.	Travelers compares poorly to peers in addressing the climate impact of its insuring activities.

_____________________________

4 https://www.spglobal.com/esg/insights/climate-risks-for-insurers-why-the-industry-needs-to-act-now-to-address-climate-risk-on-both-sides-of-the-balance-sheet

5 https://www.spglobal.com/esg/insights/climate-risks-for-insurers-why-the-industry-needs-to-act-now-to-address-climate-risk-on-both-sides-of-the-balance-sheet

2

2022 Proxy Memo The Travelers Companies | Shareholder Proposal on Paris Aligned Goals

DISCUSSION

1.	Travelers’ underwriting and investment in carbon-intensive activities increases risk to Travelers, the global climate, and investor portfolios.

Travelers faces risk from the escalating effects of climate change. The company’s pretax catastrophe losses more than doubled in Q1 2021. Travelers reported losses of $835 million, an historic first quarter high, mainly attributable to winter and windstorms in the U.S.6 This follows a larger global trend: insured losses from natural disasters reached $42 billion in the first six months of 2021, a ten-year high.7

Travelers’ underwriting and investment decisions contribute to this impact by enabling carbon intensive projects and companies. Travelers is one of the largest underwriters of fossil fuels. According to an Insure Our Future report on insurers’ exposure to the oil and gas sector, Travelers is one of the top three providers of coverage to the oil and gas industry, surpassing peers such as Chubb and Liberty Mutual.8 Additionally, Travelers’ bondholding in coal alone is around $842 million, once again surpassing its American peers.9

McKinsey & Company advises insurers to consider the environmental impact of their investments, just as banks and asset managers are doing, and develop a plan to shift significant portions of their portfolios to help facilitate a sustainable, decarbonized economy.10 In addition to long-term climate risk reduction benefits, such a shift can help insurers align with increasingly likely regulatory policies and incentives.11

In the United States, more pressure is being placed on insurers to account for their climate intensive activities. In September 2020, a group of 60 businesses wrote to U.S. insurance companies asking them to drop investments in fossil fuels to avoid worsening impacts of global climate change.12 In March 2021, U.S. Senators wrote to top insurance companies, including Travelers, asking if their fossil fuel underwriting and investment policies are consistent with their broader commitments to sustainability.13 States are also taking action. For instance, Connecticut passed a law requiring the state insurance regulator to include emission reduction targets into its review of insurers and the potential risks they face, highlighting the increased attention government is focusing on the insurance industry’s climate responsibility.14

Investors as well are increasingly concerned about the insurance sector’s exposure to climate-related impacts and risks. As one example, in April 2020, New York City Comptroller Scott Stringer, sent letters to insurance companies raising concern over the company’s continued underwriting of coal projects and companies.15

_____________________________

6 https://www.wsj.com/articles/travelers-sees-pre-tax-catastrophe-losses-more-than-double-from-storms-11618917977

7 https://www.weforum.org/agenda/2021/07/natural-disasters-cost-economic-insurance-2021-extreme-weather-floods-polar-vortex/

8 https://insureourfuture.co/wp-content/uploads/2020/06/InsureOurFuture-Oil-and-Gas-Insuance-Briefing-0620.pdf p.6

9 https://www.coalexit.org/investor/travelers

10 https://www.mckinsey.com/industries/financial-services/our-insights/climate-change-and-p-and-c-insurance-the-threat-and-opportunity

11 https://www.mckinsey.com/industries/financial-services/our-insights/climate-change-and-p-and-c-insurance-the-threat-and-opportunity

12 https://www.spglobal.com/marketintelligence/en/news-insights/latest-news-headlines/businesses-call-on-us-insurers-to-join-global-trend-of-ditching-fossil-fuels-60386527

13 https://us.insure-our-future.com/2021-3-25-senators-whitehouse-warren-merkley-and-van-hollen-call-on-us-insurance-companies-to-act-on-climate-change/

14 https://www.businessinsurance.com/article/20210617/NEWS06/912342605/Connecticut-bill-calls-for-regulation-of-insurers%E2%80%99-climate-risks

15 https://us.insure-our-future.com/2020-4-24-nyc-pension-funds-demand-insurance-giants-sever-ties-to-coal-industry-1/

3

2022 Proxy Memo The Travelers Companies | Shareholder Proposal on Paris Aligned Goals

2.	Travelers does not provide shareholders with sufficient analysis and disclosure of whether and how it will measure, disclose, and reduce the significant GHG emissions associated with its underwriting and investment activities in alignment with the Paris Agreement’s 1.5 degree Celsius goal.

Shareholders continue to be concerned over the lack of transparency Travelers has shown with regard to disclosing and reducing the full range of its GHG emissions, including the Scope 3 emissions related to its underwriting and investment activities. The emissions associated with insurer’s underwriting and investment activities, often called “financed emissions,” constitute approximately 97% of total emissions, highlighting the potential scale of Travelers’ insured emissions.16

The U.S. Securities and Exchange Commission recently released its proposed rules to enhance and standardize climate-related disclosures for investors. The rule would require companies to disclose information about their greenhouse gas emissions, including material Scope 3 emissions, highlighting the need for Travelers to disclose its plan for measuring such emissions.17Additionally, the TCFD recommends that companies in all sectors “disclose Scope 1, 2, and if appropriate, Scope 3 GHG emissions, and the related risks.”18 Travelers has only partially done so for its Scope 1 and 2 operational emissions, ignoring its material Scope 3 financed emissions.

The Partnership for Carbon Accounting Financials’ global greenhouse gas accounting and reporting standard for the financial industry is intended to be used by insurance companies for calculating the emissions associated with their investments.19 In September 2021, Liberty Mutual became the first U.S. insurer to sign up to PCAF.20 Work is currently being undertaken by PCAF and the Net Zero Insurance Alliance to establish a more precise methodology for measuring emissions associated with underwriting activities.21

Despite these calls to action, Travelers has not yet measured or disclosed emissions associated with its underwriting or investment activities. This leaves investors with insufficient knowledge of the climate intensity of the company’s underwriting and investment portfolios.

With regard to target setting, the United Nations Environment Program Finance Initiative (UNEP FI) states that financial institutions must set a benchmark for credible net zero commitments, including Scope 3 emissions, and underscores that “addressing emissions associated with the financial institutions underlying portfolio exposures (companies, projects, etc.) is the top priority.”22

_____________________________

16 https://g20sfwg.org/wp-content/uploads/2021/10/2021-UNEP-FI.-Recommendations-for-Credible-Net-Zero-Commitments.pdf p.7

17 https://www.sec.gov/news/press-release/2022-46

18 https://assets.bbhub.io/company/sites/60/2021/10/FINAL-2017-TCFD-Report.pdf p.14

19 https://carbonaccountingfinancials.com/files/downloads/PCAF-Global-GHG-Standard.pdf p.16

20 https://www.prnewswire.com/news-releases/liberty-mutual-insurance-commits-to-50-reduction-of-scope-1-and-2-global-emissions-by-2030-301375345.html

21 https://www.unepfi.org/psi/wp-content/uploads/2021/09/PCAF-NZIA-announcement.pdf

22 https://g20sfwg.org/wp-content/uploads/2021/10/2021-UNEP-FI.-Recommendations-for-Credible-Net-Zero-Commitments.pdf p.7

4

2022 Proxy Memo The Travelers Companies | Shareholder Proposal on Paris Aligned Goals

Despite Travelers’ statement that it intends to achieve carbon neutrality across its own operations by 2030, it remains one of the world’s top fossil fuel insurers.23 By focusing on its Scope 1 and 2 emissions and ignoring the impact of its Scope 3 emissions, Travelers misses material emissions and cannot be said to be aligned with the goals of the Paris Agreement.

3.	Travelers compares poorly to peers in addressing the climate impact of its insuring activities.

Travelers is quickly becoming a laggard in comparison to its peers as the global insurance sector gains momentum toward the net zero transition. Travelers has not set emission reduction targets for its underwriting and investment activities. Further, Travelers scored at the bottom in a survey of the 30 largest global insurers, due largely to its lack of restrictions on fossil fuel underwriting and investments.24

Comparatively, the global insurance and financial community is embracing net zero commitments. Members of the UN-convened Net Zero Insurance Alliance (NZIA) have made an overarching commitment to reach net zero emissions from their insurance and reinsurance underwriting portfolios by 2050.25 The NZIA currently has 22 members, seven of which are in the top 30 largest global insurers by market cap.26

In March 2021, American International Group (AIG) committed to achieving net zero greenhouse gas emissions across its global underwriting and investments portfolios by 2050, or sooner. This includes a commitment to using science-based emission reduction targets, aligning with the latest climate science to meet the goals of the Paris Agreement, and commitments to prohibit and phase out a range of coal, oil sand, and Arctic investment and underwriting activities.27 Recently, The Hartford also announced a goal to achieve net zero emissions “for its full range of businesses and operations” by 2050.

Lloyd’s, the world’s largest insurance marketplace, recently announced it is joining the NZIA, further affirming its commitment to cross industry collaboration to mitigate and manage the impacts of climate change and support the speed of the transition to net zero.28

RESPONSE TO TRAVELERS BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

The Company states that its TCFD report “addresses the proposal’s request in its entirety.” However, the TCFD report does not adequately address the Proposal’s essential objectives for full reporting and to further clarify for investors Travelers’ overall climate strategy as it relates to the emissions associated with its underwriting and investment activities, and how to align such activities with the Paris Agreement.

In response to its investment decisions, Travelers states “In certain circumstance, this has led to the exclusion of potential investments and the divestment of portfolio holdings (‘negative screening’) due to ESG risks where we believed that the expected returns were not consistent with the underlying risks...” Travelers does not discuss under what circumstances it has applied negative screening, the degree to which it affects Travelers’ investment practices with regard to high carbon companies, or if this screening process for ESG risks has had an impact in reducing Travelers’ investment related emissions. While this may well be an appropriate strategy for reducing our Company’s investment related emissions, shareholders lack clarity on the degree to which, and how, GHG emissions are addressed in Travelers investment strategy.

_____________________________

23 https://sustainability.travelers.com/downloads/Travelers_TCFDReport2020.pdf p.18

24 https://insure-our-future.com/scorecard

25 https://www.unepfi.org/net-zero-insurance/

26 https://companiesmarketcap.com/insurance/largest-insurance-companies-by-market-cap/

27 https://aig.gcs-web.com/node/53226/pdf

28 https://www.lloyds.com/about-lloyds/media-centre/press-releases/lloyds-joins-the-net-zero-insurance-alliance-and-becomes-part-of-the-glasgow-financial-alliance-for-net-zero

5

2022 Proxy Memo The Travelers Companies | Shareholder Proposal on Paris Aligned Goals

Travelers further states that “the GHG emissions data for the vast majority of the Company’s underwriting portfolio (e.g., personal automobile, homeowners, small and mid-sized businesses) and for the substantial majority of segments of the Company’s investment portfolio (e.g., municipal bonds, structured bonds, private equity funds) is not readily available and, where it is available, the data quality remains uneven. Accordingly, the Company claims that it is unable to accurately calculate the total emissions of either its underwriting or investment portfolios or to disclose or establish any emissions reduction targets with respect to such portfolios.”

While Travelers suggests this statement is a sufficient response to the Proposal, it has not answered why it cannot measure and disclose with slightly less than perfect data, as other insurers and industries, such as banks have done. While current methods of measuring greenhouse gas emissions remain imperfect, a variety of measurement tools and models exist that our company could use to adequately measure and/or estimate, at least initially, the largest sources of emissions associated with its underwriting and investment activities and prioritize greenhouse gas reductions in those areas. In addition, it could also require greenhouse gas emissions data from its high carbon clients as a condition of underwriting. It could also join PCAF or the Net Zero Insurance Alliance, entities that are working on a more precise methodology for measuring and reporting emissions. The Company has stated it cannot accurately calculate and disclose at this time, but it has not ruled out if it will do so in the near future. It has not provided a timeline, stated an intent to work or not work on measuring and disclosing, or stated what conditions need to exist for it to measure and disclose more perfectly in the future.

Further, Travelers does not set any emission reduction targets for its underwriting and investment activities, simply stating it is unable to do so. Travelers recently adopted policies restricting underwriting for certain coal projects and companies, an important step forward. This indicates that Travelers has the ability to reduce high sources of emissions without perfect measurement techniques. Other insurers are setting net zero targets despite imperfect measurement techniques, demonstrating that perfect measurement is not necessary to begin the process of reducing emissions in alignment with 1.5oC goals.

Lastly, Travelers makes a comment that is concerning to investors: “…the Company believes that efforts to attempt to measure and reduce emissions associated with the Company’s underwriting and investment portfolios – even if they were possible – are unnecessary and would amount to an unjustified use of the Company’s time and resources.” This conclusion is wholly misaligned with the Paris Agreement’s goal of maintaining global temperatures below catastrophic levels and reducing risk at the company level.

CONCLUSION

Vote “Yes” on this Shareholder Proposal. Travelers’ underwriting and investing activities are climate intensive, the company has failed to set clear goals to reduce its GHG emissions footprint in line with the Paris goal, and it is currently lagging peers on climate action. Travelers does not give shareholders full transparency on its climate footprint, lacks a roadmap for how it plans to transition successfully to a low carbon economy, and appears not to have internalized the urgency of climate action. We urge a “Yes” vote on this resolution.

6

2022 Proxy Memo The Travelers Companies | Shareholder Proposal on Paris Aligned Goals

--

For questions, please contact Danielle Fugere, As You Sow, dfugere@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

7